METEN HOLDING GROUP LTD.
3RD FLOOR, TOWER A, TAGEN KNOWLEDGE & INNOVATION CENTER
2ND SHENYUN WEST ROAD, NANSHAN DISTRICT
SHENZHEN, GUANGDONG PROVINCE 516000
PEOPLE'S REPUBLIC OF CHINA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information no less than forty-eight (48) hours before the time of the meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

The 2022 Annual Meeting of Shareholders of Meten Holding Group Ltd. (the "Meeting") will be held on June 28, 2022 at 9:30 a.m. EDT, at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China. If you are attending the Meeting in person and your shares are registered in your name, you may also vote at the meeting until voting is closed.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions no less than forty-eight (48) hours before the time of the meeting. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D87884-P77194

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

METEN HOLDING GROUP LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To remove Guangqing Sun as a director of the Company	☐	☐	☐
2. To elect Ye Ren as a director of the Company	☐	☐	☐
3. To increase the Company's authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each	☐	☐	☐
4. To ratify the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022, and the authorization to the board of directors to fix Audit Alliance LLP's remuneration	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D87885-P77194

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF METEN HOLDING GROUP LTD.

The undersigned hereby appoints, if no person is specified, the chairman of the Meeting as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the shares of Meten Holding Group Ltd.'s Ordinary Shares which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of the Company to be held June 28, 2022 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE PROPOSALS AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be marked, dated and signed, on the other side)